Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2008	2007	2006	2005	2004
Earnings
Net Income from continuing operations	$922	$925	$740	$745	$565
Preferred Stock Dividend	11	11	11	11	11
(Income) or Loss from Equity Investees	(1)	(7)	(1)	1	2
Minority Interest Loss	-	-	-	-	-
Income Tax	524	437	389	348	282
Pre-Tax Income from Continuing Operations	$1,456	$1,366	$1,139	$1,105	$860
Add: Fixed Charges*	592	567	556	468	458
Add: Distributed Income of Equity Investees	-	-	-	-	-
Subtract: Interest Capitalized	-	-	-	-	-
Subtract: Pre-Tax Preferred Stock Dividend Requirement	18	18	18	18	17
Earnings	$2,030	$1,915	$1,677	$1,555	$1,301
* Fixed Charges
Interest on Long-term Debt	$504	$453	$425	$386	$368
Amortization of Debt Discount, Premium and Expense	15	17	16	16	15
Interest Capitalized	-	-	-	-	-
Other Interest	33	57	75	27	36
Interest Component of Rentals	22	22	22	21	22
Pre-Tax Preferred Stock Dividend Requirement	18	18	18	18	17
Fixed Charges	$592	$567	$556	$468	$458
Ratio of Earnings to Fixed Charges	3.4	3.4	3.0	3.3	2.8

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